FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica - Presentation on quarterly results January-December 2019

RESULTS JANUARY | DECEMBER 2019

Disclaimer This document and the Q&A session may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica") or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company’s results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission. Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company's business, in its business development strategy or any other unexpected circumstance. This document and the Q&A session may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including, if any, other documents released by the Company that may contain more detailed information. Information related to Alternative Performance Measures (APM) used in this presentation are included in our consolidated financial statements and consolidated management report for the year 2019 submitted to the Spanish National Securities Market Commission (CNMV), in Note 2, page 19 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor the Q&A session nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security. 1

2019 Highlights Mr. José María Álvarez-Pallete Chairman & CEO

2019 Highlights Strong starting position & attractive ... within a changing world that opportunities… requires foresight Key Messages from 2019 • Core markets outperformance (back to OIBDA growth in SP, BRA highest mobile share since 2006, UK: 14 Qs growing in revs., strong trading momentum in GER) • Efficiency = Profitability (SP org. OIBDA margin 40%, BRA OIBDA margin 46%; exceeding 2019 digitalisation savings by 23% (>€420m)) • Net debt decreases for 11 straight Qs • ROCE-driven asset management • Benchmark CapEx/Sales in the industry; CapEx peak remains behind New Action Plan, 3 axes • Prioritise markets where we can be relevant and deliver sustainable growth • Promote growth opportunities; leverage value of our infrastructure • Increase agility and improve efficiency 2

New Telefónica New Plan/Strategy Mr. José María Álvarez-Pallete Chairman & CEO

New plan based on 5 key decisions; aiming at long term impact and value creation 1 Spain, 2 Operational Brazil, spin-off of Germany the businesses and the UK: in HispAm Key markets • Cutting-edge operators 3 • Units at the forefront of Technology 4 Creation • All options open in Hispam Telefónica Tech of • Agility to capture opportunities launch Telefónica Infra • Synergy model/economies of scale • Optimise capital allocation 5 New operating model 3

Sustainable model TRUST EFFICIENCY GROWTH Sustainability Efficiency Revenues 4

Long-term integrated stakeholder approach Positive contribution in our footprint 0.5% €8.7bn >1.1M GDP Total tax Jobs contributions Make our world more human The most admired telco connecting in Europe & 4th worlwide people’s lives Climate Change Diversity ESG Global ✓ 1st ever green bond Leading ESG in the telco industry (Jan-19) in our industry ✓ 1st ever green< hybrid bond • 6th year in a row; only 8 • 3rd year in a row; only 11 • #1 Global ESG Ranking; telco • A rating in the telco industry (Jan-20) telcos included telcos industry among peers 5

Delivering long-term stakeholder value Growth; digitalisation; lever for social progress & decarbonisation Avoid • A key enabler for digital & climate transition 3.2m tCO2 • Avoiding 3.2m tCO2 through our P&S: 10 tons of CO2 for every ton by 2025 128m st • Inclusive network deployment, including remote / rural areas; 1 fiber country in the OECD list 79% UBB LTE cov. premises passed Efficiency; a better network for the planet • Already 100% renewable energy (Europe + Brazil), 82% T. Group • New targets aligned with 1.5 ºC scenario and TFCD compliance • -72% of energy consumption per unit of data • Greener supply chain: -30% emissions per euro purchased by 2025 traffic (2015-2019). Target -85% in 2025 • Circular economy: 98% waste recycled • -50% carbon emissions (2015-19); -70% in 2030E and become carbon neutral, meaning zero-net emissions in 2050 Trust; generating Trust Capital with our stakeholders • A more diverse company • 2019: 26% women in management positions • Strengthening our corporate governance • 30% women in BoD • Privacy and security at the top of our priorities • 1st in Ranking Digital Rights • NPS 21% • Customer satisfaction • Reptrack 56.4 Telefónica contributes through technology to reach the global UN SDGs 6

2019 Highlights Mr. José María Álvarez-Pallete Chairman & CEO

Consistent growth profile; strengthening balance sheet FY 14 FY 15 FY 16 FY 17 FY 18 FY 19 3,5% 3,4% Revenues 2,6% 1,3% 2,4% 3,2% y-o-y org 4,7% 5,3% 3,2% 3,5% 1,9% OIBDA 0,2% y-o-y org 5.912 4.947 4.904 4.378 FCF 3.817 (€ in millions) 3.514 52,2 48,6 44,2 Net 41,1 37,7 financial debt (bn€) Jun-16 Dec-16 Dec-17 Dec-18 Dec-19 7

2019 global reach and growth



344m
Accesses
€48.4bn
Revenues
+3.2%
y-o-y org.
€15.1bn
OIBDA
(€17.0bn underlying)
+1.9%
y-o-y org.
€7.8bn
OIBDA-CapEx
(ex-spectrum)
+0.1%
y-o-y org.
€5.9bn
FCF
+20.6%
y-o-y

Telefónica

8

2019 proof points of business sustainability Enlarging customer lifetime +8% 69% FTTx/Cable UBB/FBB 14.3m accesses +8 p.p. y-o-y 8 years mobile contract 6 years O2 Free +18% 58% LTE LTE penetration 5 years convergent 138.1m accesses +11 p.p. y-o-y 5 years mobile contract 4.3% Churn Improving customer experience Avg. Rev./Access Flat y-o-y y-o-y org. NPS 21%; +1 p.p. y-o-y 9

2019 guidance achieved | Above in revenues 2019 guidance (organic) Guidance 2019E FY 19 Revenues Around +2% 3.2% OIBDA Around +2% 1.9% CapEx/Sales Around 15% 15.0% ex-spectrum Sustainable & attractive dividend 2019 DIVIDEND €0.4/SHARE € Interim Dec-19 €0.20/sh. 6.4% 1,15 Dividend Yield* Final Jun-20 €0.20/sh. 0,65 0,40 2019 calendar payments 20/Jun/19 €0.20/sh. FCFS EPS DPS 19/Dec/19 €0.20/sh. Underlying * Closing of 14/02/2020 10

FY & Q4 19 Results Mr. Ángel Vilá COO

2019 financial highlights +3.2% +1.9% €3,574 Revenues y-o-y org. OIBDA y-o-y org. Underlying €48,422m €15,119m Net Income Exceeding +2% 2019 target Underlying €16,982m EPS Underlying €0.65 €5,912m €37,744m 15.0% FCF Net Debt CapEx/Revenues +20.6% y-o-y -8.1% y-o-y Ex-spectrum 11

Financials in a nutshell FY 19 Q4 19 Reported Reported Organic Reported Reported Organic € in millions IFRS 16 y-o-y y-o-y IFRS 16 y-o-y y-o-y Revenues 48,422 (0.6%) 3.2% 12,400 (4.0%) 2.0% OIBDA underlying 16,982 4.370 €2.2bn restructuring OIBDA 15,119 (2.9%) 1.9% 3,669 3.8% 4.0% provisions in FY; mainly €1.7bn€ in Q3 Spain OIBDA margin 31.2% (0.8 p.p.) (0.4 p.p.) 29.6% 2.2 p.p. 0.6 p.p. OIBDA-CapEx (ex-spectrum) 7,836 (5.8%) 0.1% 1,579 16.7% 5.6% Net Income 1,142 (65.7%) (202) c.s. MEX DTA (-€454m in Q4) EPS (€) 0.17 (70.6%) (0.05) c.s. EPS underlying (€) 0.65 0.18 FCF 5,912 20.6% 1,762 (9.5%) Net Financial Debt 37,744 (8.1%) ex-leases 12

Well invested platforms 1st Platform & 2nd Platform New models & efficiency levers 128m UBB premises passed, 56m owned Network 24m HP (cable) 5G Sharing Full Stack customers 35% & Last mile 79% LTE Coverage (96% Europe) migrated Wholesale wholesale 4G/3G Better starting point for 5G 69% Digitalised processes Switching Copper switch-off by 2024 5G # 1 FTTH position off Legacy Network Virtualisation (10 countries) 2G Single grid 3rd Platform 4th Platform Digital Services 2019 (B2C+B2B) New customer relationship (AI) (y-o-y organic) 45,4% FY 19 Movistar Home 26,5% €7.7bn AURA 18,0% Living Apps 6,0% LUCA; AI for our customers +17.1% y-o-y Internal application Network Planning /offering personalisation… Video Cloud Security IoT 13

Becoming 100% Digital while reaping savings Exceeding savings path Outstanding execution in 2019 >€1bn -12% y-o-y calls to Contact C. (B2C) >€420m Process Automation +28% y-o-y >€300m Target 340 Digital Sales (30% o/savings) Online Experience operations (40% o/savings) Digital Customer Service FY 18 FY 19 Cum. FY 20 (30% o/savings) Top worldwide RPA programs (BRA&SP) +23% over >2/3 already gross savings achieved FY 19 E 14

B2B | A distinctive growth engine

Scaled-up on superior capabilities

FY y-o-y org. revenue



Q4
+3.6%
+3.8%
+3.4%
4,4%
1,9%
7,2%
Total
Europe
Latam
€9,456m
€5,256m
€4,199m



26%
B2B
% o/total group revs Q4

- ✓ **Lego-like value proposition** (Own + Partners ecosystem)
- ✓ **+14k B2B salespeople**
- ✓ **Low CapEx intensity**

Capturing digitalisation value

2019 y-o-y org. revenue



17,9%
44,4%
29,3%
Cloud
IoT
Security



Total B2B Digital Services Rev.
€2.2bn
+26.2%
y-o-y

Cloud

>900k O365 licenses

+53% y-o-y in Saas rev.; +54% in Iaas

IoT

Leader in M2M services worldwide

(*Gartner*) – 6th consecutive year

+1.4M IoT lines in Q4

Security

11 SOCs & Telco **Security Alliance**

Global leader as MSSP Provider

+1,800 MS professionals, +1,500 security certifications

Telefónica

15

Spain | Back to FY OIBDA growth Growing convergent base and ARPU Increasing value and returns Accesses (Dec y-o-y) (%) Dec-18 Dec-19 23.7% 66% 54% ARPU 89€ 23.1m FTTH (+0.3% y-o-y) premises passed 5,4% 26% 28% (+1.8m in 2019) 3,2% 2,4% Total TV Mobile UBB Fiber o/FBB FTTH Uptake & Wholesale Convergent Accesses 23.0m 3.8m 9.8m 2.3m 10th Q of service rev. growth; higher profitability Robust Cash generation in best invested Co. y-o-y organic FY18 FY19 FY 19 organic 39,7% 0,6% 26,8% 0,3% 0,1% OIBDA: €5,311m (OIBDA-CapEx): €3,671m (1.3%) FY19 underlying OIBDA margin (OIBDA-CapEx)/ Revenues Service Revenues OIBDA 16

Germany | Accelerating commercial momentum Strong operational trends Improving customer loyalty Accesses (m, y-o-y) 2018 2019 y-o-y Q4 18 Q4 19 (0.3 p.p.) +2% +7% +15% 42.8 43.8 23.7 1,8% 22.3 1,5% 1.4 1.7 Total mobile Mobile contract VDSL Mobile contract churn Growing revenues Enhanced network quality y-o-y organic Q4 FY ✓ 3x “Good” rating for the first time 1,1% ✓ Evidencing network and customer experience 0,2% (1.2%) (1.1%) Revenues OIBDA 17

UK | 14th consecutive quarter of top-line growth Market leader & favourite network Sector leading loyalty Accesses (m; y-o-y) 2018 2019 y-o-y Q4 FY +6% +6% +8% flat -0.1 p.p. 32.6 34.5 26.5 25.0 7.6 8.2 1,0% 1,0% Total mobile* Retail mobile MVNO & Mobile contract churn Partners Healthy FY growth Strong & consistent outperformance y-o-y organic Q4 FY ✓ Revenues CAGR 17-19: +4% 3,8% 2,3% 1,3% ✓ OIBDA margin 29.7% FY 19 (25.1% FY 17) Q4 18: €29m positive ✓ (OIBDA-CapEx)/Revenues 16.9% FY 19 non-recurrent (12.4% FY 17) factors (7,5%) +22% CAGR 17-19 OIBDA-CapEx Revenues OIBDA * Impacted by the disconnection of 150k inactive mobile contract accesses this quarter 18

Brazil | Investing for growth bears fruit Strengthened market leadership Growing in most valuable segments Market Share (Dec-19) Accesses (m; y-o-y) 2018 2019 +7% +23% +31% Highest since 2006 43.2 39,4% 23,4% 40.4 2.5 32,9% 1.9 21,6% 0.6 0.7 Mobile Contract FBB FBB>12 Mbps Mobile Contract IPTV FTTH Sustainable growth Sound FCF growth y-o-y organic Q4 FY 2018 2019 5,7% 8,3% 20,6% 4,8% 19,0% 2,6% 1,9% 3,7% 2019 CapEx/Sales 20% FCF (under Brazil reporting criteria) (2,8%)(3,2%) Total Rev Mobile Fixed OIBDA 19

Hispam | Growth in value; focus on efficiencies Hispam South Hispam North Growing in value despite competition Sound commercial performance Accesses (m) Accesses (m) 37,8 +17.2% FTTx/Cable +8.4% FTTx y-o-y 59,6 y-o-y 16,9 13,1 4,3 9,7 2,2 4,7 1,3 0,9 Total Total Contract Fixed FBB Pay TV Contract Fixed FBB Pay TV Mobile Mobile Stable trends despite macro & competition Redefining operational model y-o-y org. Q4 FY y-o-y org. Q4 FY +1.7% ex-ARG 32.8% 15,3% 12,6% 11,9% +16.3% 9,3% ex-MEX (0,8%) (2,0%) (3,1%) Revenues OIBDA Revenues OIBDA 20

Telxius | Sustained growth delivery Revenues OIBDA € in millions CAGR reported € in millions CAGR reported +7.4% 842 504 7.5% 792 104 IFRS 16 370 730 345 FY 17 FY 18 FY 19 FY 17 FY 18 FY 19 Sites Evolution 3rd Party Tenants # # +28% +48% 20.257 6.563 1,909 15.870 4.443 Dec-16 Dec-19 Dec-16 Dec-19 (Telxius Incl. Brazil (Telxius creation) towers purchase creation) (Feb-20) 21

FY & Q4 19 Results Ms. Laura Abasolo CFCO

OIBDA & Net income | Non-recurrent factors Q4 OIBDA -€701m Q4 Net Income -€1,188m (239) (266) (206) 10 (701) (729) (193) (206) T. Mex (60) (1.18… (operating T. Mex (operating Goodwill model Restructuring Capital Gains TOTAL model Restructuring Goodwill Capital Gains TOTAL impairment transformation; Provisions and Others factors transformation; Provisions impairment and Others factors AT&T T. Argentina AT&T agreement & T. Argentina agreement) DTA) FY -€239m -€2,170m -€206m +€752m -€1,863m FY -€729m -€1,614m -€206m +€117m -€2,432m Q4: ✓ Restructuring costs: enhancing efficiency and FCF going forward • OIBDA: -€266m mainly related to H. Sur, Other companies, H. Norte and UK ✓ T. Mexico operating model transformation (AT&T agreement): OIBDA: -€239m; N. Income: -€275m ✓ T. Mexico DTA: N. Income: -€454m ✓ T. Argentina goodwill impairment: OIBDA and Net income: -€206m FY: ✓ Restructuring costs: -€2,170m OIBDA (o/w Spain -€1.7bn in Q3) ✓ Capital Gains: OIBDA: +€98m Antares, +€213m Data Centers, +€365m CAM (Panamá, Nicaragua, Guatemala) 22

FX impact structurally neutralised FX headwinds y-o-y ✓ Revenue (Q4: -3.0 p.p.; FY: -3.5 p.p.) 2019 FX effect ✓ OIBDA (Q4: -1.7 p.p.; FY: -2.9 p.p.) ✓ ARS; major drag in FY FX reduces OpEx FX reduces CapEx, FX increases Taxes & others NDebt 2019 FX impact € in millions Revenues OIBDA FCF Net Debt -€1,722m -€452m -€173m +€268m 12M rolling WC + OIBDA CapEx Taxes Interest FCF + Others +84 +271 (76) (173) (452) 23

Deleverage mainly driven by growing organic FCF Net Financial Debt; 11 Qs in a row of reduction (-€549M in Q4) €m €bn -3,330 ND/OIBDA ND/OIBDA ND/OIBDA 2.62x 2.46x 2.43x 41,074 (5,912) 2,438 840 (1,090) 1,080 37,744 (0.7) 37.0 (686) Dec-18 FCF Hybrids Shareholder Pre-retirement Net financial FX & Dec-19 Post-closing Dec-19 remun. (incl. commitments investments Others events* including Post- closing events hybrid coupons) €45.1bn incl. IFRS-16 Leases 1,739 (1,725) +20.6% 7,836 272 (692) (1,518) y-o-y 5,912 €7bn of FCF + Net financial investments OIBDA-CapEx Working Net interest Tax Dividend to Lease FCF ex-spectrum capital payment minorities, principal accrued spectrum & others payments * Post-closing events: sale of Costa Rica, El Salvador and 1 Data Center. 24

Robust liquidity position and attractive LT financing Sources of long-term financing Net Debt maturities 2019 & 2020YTD | €bn Dec-19 | €bn; not considering hybrid NC dates 0.9 10.0 2.2 75% debt 1.8 in fixed rates 2.5 5.2 5.2 1.1 1.5 Cash > gross maturities * € Green USD Bonds € Bonds Hybrids Financing at Bank Total 2020E 2021E 2022E Financing Subsidiaries Financing Liquidity position Strengthening debt profile Dec-19 | €bn Dec-19 93% LT 22.8 13.7 9.2 10.5Y 3.49% Avg. debt life vs. Interest payment 6.4Y Dec-16 costs vs. 3.94% Dec-16 Cash position Undrawn credit Liquidity position lines & synd. credit facilities * Includes the €1,000M senior bond & €500 million green hybrid 25

Active hybrid management increased average life at lower cost TEF Hybrids Average Coupon Cost vs. Outstanding Notional 5.75% Avg. coupon cost 4.70% 4.40% 3.74% reduced by ~200 bps or ~€150m in annual payments in 4 years Dec-17 Dec-18 Dec-19 Post 2020 LM and calls Total Hybrids Notional Avg coupon cost Amount (Year End - €bn) 7.4 7.5 8.2 ~7.5 reduced by ~200bps/~€150m in Hybrids Average Life (yrs) 3.4 4.0 4.0 4.7* annual payments ✓ In just 9 Qs we executed: • €4bn replacement through Liability Management exercises, largest globally • Issued 1st green hybrid bond in the telco industry • Average hybrid life increased from 3.4 years to 4.7 years • Temporary hybrid amount increase in 2019 to €8.2bn will be reduced in Q1 20 with hybrid calls (NC Mar.20 and Telefónica Colombia) * As of February 2020 issuance date post LM and calls 26

2020 & 2022 Guidance Mr. José María Álvarez-Pallete Chairman & CEO

New Guidance criteria|Consistent with New Telefonica Financial Performance 2019 ex-contribution 2019 (organic) to growth from ARG • Ex-contribution to growth of Argentina, consistent with New Telefonica focus Revenues +3.2% +0.8% • Improves visibility and reliability • 2019 Revenues and OIBDA growth ex- OIBDA +1.9% +0.5% contribution to growth from Argentina: +0.8% and +0.5% respectively… CapEx/Sales 15.1% 15.2% Core Markets Revenues 2019 OIBDA 2019 (organic y-o-y) Spain +0.5% +0.1% UK +3.8% +2.3% • … with business lines growing in Revenue & OIBDA Germany +1.1% (1.1%) Brazil +1.9% +3.7% 27

2019-2022 Financial Guidance Financial Targets (organic ex-contribution to growth from 2019 Guidance 2019-2022E ARG) Revenues €47,875m Revenue growth +2 p.p. by 2022 (OIBDA-CapEx)/ Revenues 19.9% Ex Central America CRYSTALLYZING VALUE Unparalleled business transformation Second to none in future-ready infrastructure Strong FCF profile Improve capital structure Improve shareholder returns 28

2020 Guidance | We will continue to execute 2020E: Organic ex-contribution to growth from ARG Stable Revenues, OIBDA and (OIBDA-CapEx)/Revenues Ex Central America 2019 Basis for Guidance: Revenues (€47,875m); OIBDA (€16,762m); (OIBDA-CapEx)/Revenues 19.9% 2020 STABLE & SUSTAINABLE DIVIDEND 2020 DIVIDEND €0.40/SHARE 2020 calendar payments Interim Dec-20 €0.20/sh. Jun/20 €0.20/sh. Dec/20 €0.20/sh. Final Jun-21 €0.20/sh. Long-term stakeholder approach to ensure business sustainability 29

2019-2022 Financial Guidance > €2bn Revenues 2019-2022 Cybersecurity - Automate operations and expand SoC capacity - Reinforce B2B sales, brand and product team - Enter in new P&S categories (i.e. fraud, IoT security) and capture internal business - Activate countries with high opportunity and markets outside footprint IoT/Big Data - Accelerate solutions beyond connectivity (B2B & B2C; in house-platforms & partner ecosystem) - Leading IoT player; cutting-edge platforms and services (analytics & AI) to extract value from multiple sources - Tailored offerings for specific industries: retail, mobility, utilities, industry 4.0, public or financial sector Cloud - New business development: Edge computing & Cloud network services - Best-in class private/hybrid cloud portfolio and hyperscalers agreements - Strong professional and managed services to help our clients migrate to the cloud 30

2019-2022 Financial Guidance +2 p.p. (OIBDA-CapEx)/Revenues by 2022; achieve a new level of simplicity Operational excellence; Streamline corporate center - Refocusing key functions (focus on differential, value-adding activities for other units) - Greater simplicity and efficiency - Synergies & Economies of scale Optimise use of assets - Mobile network sharing - Legacy shut down in all operations Copper decommission well advanced in Spain (>450 Cos; 100% before 2025), kicking-off in Latam Mobile; 2G at minimum; 3G transferred to 4G; Single Grid 2G in Brasil Sustained digitalization efforts - Digitalisation and automation will drive commercial and back-office efficiencies - Simplifying IT processes - Improving commercial efficiency - Focused on customer experience (digital channels, assistants, …) 31

Conclusion Mr. José María Álvarez-Pallete Chairman & COO

Summary The New Telefónica; A new model begins to Leveraged on the foundations built deliver long-term value creation during transformation journey Focus on key markets UBB massification Differential value with a sustainable model Towards a 100% UBB based telco Focus on opportunities Digitalisation Of higher potential growth At the forefront in Full Stack deployments & AI Focus on agility Portfolio management Accelerate the execution and improve efficiency Improving capital allocation A sustainable model Guidance Growth; Efficiency; Trust Growing sustainably 32

For further information: Investor Relations Tel. +34 91 482 87 00 FOLLOW US: ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 20, 2020	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer at Telefonica, S.A.